Filed by Trikon Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Trikon Technologies, Inc.

Commission File No.: 000-26482

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005 by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

March 15, 2005

Dear Employee:

As a valued employee, we are pleased to inform you that the definitive agreement to consolidate Trikon Technologies, Inc. through a merger with California-based Aviza Technology, Inc. was announced today, Tuesday, March 15, 2005 (please see enclosed copy of the press release). We are confident that this transaction will result in a stronger company, which can provide world-class, leading-edge manufacturing solutions for our customers. We believe that Trikon’s technology expertise in etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) processes, in combination with Aviza’s thermal processing and ALD systems, creates a stronger market opportunity and increases our product offerings to customers—enabling enhanced worldwide customer service and support, while delivering best-of-breed tools and processes for advanced manufacturing and packaging of IC’s, BAW filters and MEMS devices.

Trikon’s products will continue to be developed, manufactured and supported by the same people from the same factory, though the newly formed company will take the name Aviza Technology, and the company’s headquarters will be in Scotts Valley, California. Both sites will support each other in developing their businesses and there are no plans to shut any plant.

Our primary goal will be to continue to deliver leading-edge process technologies and tool offerings to keep pace with advanced manufacturing developments—so that our customers can continue to produce their most advanced semiconductor products. We intend to leverage our combined technology and business resources to meet the above commitment.

The management team of the newly formed company will be comprised of Jerry Cutini, president and CEO and Patrick O’Connor, executive vice president and CFO. Dr. John Macneil will take on the role of executive vice president and chief technology officer (CTO).

We sincerely thank you for all your hard work and dedication—without which we would not have achieved this critical milestone. We are very excited about this consolidation and we look to the future with great anticipation.

Best regards,

John Macneil

President and CEO

Trikon Technologies, Inc. Ringland Way, Newport, NP18 2TA, United Kingdom.

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http:/www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.